TC3/11

BB 3/4

03013430

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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....NUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 44508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow	Florida	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. McGrew (407) 333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

390 North Orange Avenue, Suite 2400	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 28 2003 WASH. D.C. SECTION

PROCESSED MAR 13 2003 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mendel A. Melzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan A. Morris
Commission # CC 856552
Expires Sep. 6, 2003
Bonded Thru
Atlantic Bonding Co., Inc

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Newport Group Securities, Inc

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Board of Directors
Newport Group Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Newport Group Securities, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2003

Newport Group Securities, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 1,030,749
Receivables	1,083,586
Prepaid assets	30,713
	$ 2,145,048
Liabilities and Stockholders' Equity	
Accrued commissions	$ 725,188
Other liabilities	255,126
Total liabilities	980,314
Commitments and contingencies (Notes 3 and 4)	
Total stockholders' equity	1,164,734
	$ 2,145,048

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies:

Nature of Business
Newport Group Securities, Inc. (the "Company") is a limited broker/dealer with its marketing and sales activities devoted exclusively to variable life insurance, annuities and mutual funds. The Company's target clients for these products are financial institutions, utilities, Fortune 500 corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis, and the variable insurance and annuity based products are underwritten by major life insurance companies. In addition, the Company operates as a registered investment advisor, which allows the Company to act in an investment advisory capacity.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other issues are recorded in the period such are determined to be necessary (Note 4).

Mutual fund fees are recorded on trade date.

Income Taxes
The Company has elected to be treated as an "S" Corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

2. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $489,734, which is $424,380 in excess of its required net capital of $65,354. At December 31, 2002, the ratio of aggregate indebtedness to net capital was 2.00 to 1. The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i) of the Rule.

3. Related-Party Transactions:

The Company entered into a management agreement with Newport Group, Inc., a company with common stockholders, on January 1, 2000. The term of the agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. A monthly management fee equal to 50% of the Company's prior month's net income, as defined, is payable in arrears. At December 31, 2002, $255,126 is included in other liabilities for this fee.

4. Contingencies:

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargebacks and based on prior experience has not provided for any chargeback accrual.

5. Sub Event:

On February 5, 2003 the Company made distributions to stockholders of $300,000.